UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF MARCH 2026

COMMISSION FILE NUMBER 001-39081
BioNTech SE
(Translation of registrant’s name into English)
An der Goldgrube 12
D-55131 Mainz
Germany
+49 6131-9084-0
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F: Form 20‑F ☒ Form 40‑F ☐
Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On March 10, 2026, BioNTech SE (the “Company”) issued a press release announcing its full year 2025 financial results and corporate update and details of a conference call to be held at 8:00 am EDT on March 10, 2026 to discuss the results. The press release and the conference call presentation are attached as Exhibits 99.1 and 99.2, respectively, and incorporated by reference herein.
The information contained in Exhibits 99.1 and 99.2 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, unless expressly set forth by specific reference in such a filing.

SIGNATURE
Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioNTech SE

By:	/s/ Ramon Zapata-Gomez	By:	/s/ Dr. Sierk Poetting
	Name: Ramon Zapata-Gomez		Name: Dr. Sierk Poetting
	Title: Chief Financial Officer		Title: Chief Operating Officer
Date: March 10, 2026

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	BioNTech Announces Fourth Quarter and Full Year 2025 Financial Results and Corporate Update
99.2	Fourth Quarter and Full Year 2025: Financial Results and Corporate Update